UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 5, 2008

GREAT BASIN GOLD LTD.
Ste. 1500, Royal Centre
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: August 6, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 (0) 11 301 1800 www.grtbasin.com

UNDERGROUND INFILL DRILLING AT THE HOLLISTER PROJECT CONTINUES
TO CONFIRM DEPOSIT PROSPECTIVITY

August 5, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG) (hereafter "Great Basin Gold" or the "Company") announces further results from underground drilling at the Hollister Project on the Carlin Trend in Nevada, USA. The underground holes are at 100 ft (30 m) spacing to fill in gaps, and better define and test areas identified for resource expansion within the Clementine and Gwenivere vein systems.

Drilling was conducted from January through June 2008. This work is part of a 28,000 ft (8,534 m) Phase One infill and exploration program, approved by the Company's Board in November 2007, of which 18,000 ft (5,486 m) has been completed. Results from 30 holes are shown in the attached Table of Assay Results. Highlights include:

Gwenivere Vein System
•          Hole HDB-214 intersected 8.9 ft (2.71 m) grading 0.50 oz/t (17.2 g/t) Au and 1.00 oz/t (34.5 g/t) Ag from 438.0-448.3 ft (133.5-136.6 m), including 2.6 ft (0.8 m) grading 1.41 oz/t (48.2 g/t) Au and 3.20 oz/t (111.0 g/t) Ag from 440.5-443.5 ft (134.3-135.2 m).

•         Hole HDB-218 intersected 4.5 ft (1.37 m) grading 0.43 oz/t (14.7 g/t) Au and 52.30 oz/t (1789.0 g/t) Ag from 122.6-127.3 ft (37.4-38.8 m), including 2.5 ft (0.76 m) grading 0.58 oz/t (19.9 g/t) Au and 71.00 oz/t (2430.0 g/t) Ag from 123.4-126.0 ft (37.6-38.4 m). In addition, this hole intersected 1.2 ft (0.37 m) grading 0.30 oz/t (10.2 g/t) Au and 0.70 oz/t (25.0 g/t) Ag from 147.0-148.3 ft (44.8-45.2 m), 1.4 ft (0.43 m) grading 0.84 oz/t (28.9 g/t) Au and 32.20 oz/t (1105.0 g/t) Ag from 169.3-170.8 ft (51.6-52.1 m), and an additional interval of 1.4 ft (0.43 m) grading 0.63 oz/t (21.6 g/t) Au and 1.80 oz/t (63.0 g/t) Ag from 285.0-286.5 ft (86.9-87.3 m).

•         Hole HDB-219 intersected 4.2 ft (1.28 m) grading 1.62 oz/t (55.4 g/t) Au and 1.30 oz/t (46.0 g/t) Ag from 135.9-140.2 ft (41.4-42.7 m). A second high-grade interval was intersected: 14.5 ft (4.42 m) grading 0.53 oz/t (18.1 g/t) Au and 0.24 oz/t (8.1 g/t) Ag from 187.3-202.0 ft (57.1-61.6 m), including an interval of 2.0 ft (0.61 m) grading 1.54 oz/t (52.8 g/t) Au and 0.50 oz/t (18.0 g/t) Ag from 191.0-193.0 ft (58.2-58.8 m).

Clementine Vein System
•         Hole HDB-204 intersected 1.1 ft (0.33 m) grading 0.78 oz/t (26.66 g/t) Au and 0.36 oz/t (12.25 g/t) Ag from 259.0-260.5 ft (78.9-79.4 m) and 1.51 ft (0.46 m) grading 1.06 oz/t (36.3 g/t) Au and 0.97 oz/t (32.2 g/t) Ag from 326.0-328.0 ft (99.4-100.0 m).

•         Hole HDB-228 intersected 1.9 ft (0.58 m) grading 12.35 oz/t (424.0 g/t) Au and 62.10 oz/t (2130.0 g/t) Ag from 191.6-193.5 ft (58.4-59.0 m), and 0.9 ft (0.27 m) 15.65 oz/t (536.0 g/t) Au and 54.10 oz/t (1855.0 g/t) Ag from 332.8-333.7 ft (101.4-101.7 m). Additional high-grade intervals intersected include: 2.3 ft (0.70 m) grading 0.66 oz/t (22.8 g/t) Au and 4.20 oz/t (144.0 g/t) Ag from 333.7-336.0 ft (101.7-102.4 m), and 1.0 ft (0.30 m) grading 11.40 oz/t (391.0 g/t) Au and 7.20 oz/t (245.0 g/t) Ag from 528.9-529.5 ft (161.2-161.4 m), and 0.9 ft (0.27 m) grading 0.66 oz/t (22.6 g/t) Au and 1.90 oz/t (65.0 g/t) Ag from 749.0-749.9 ft (228.3-228.6 m).

•        Hole HDB-231 intersected 1.8 ft (0.55 m) grading 1.25 oz/t (42.6 g/t) Au and 2.00 oz/t (68.0 g/t) Ag from 263.2-265.7 ft (80.2-81.0 m).

President and CEO, Ferdi Dippenaar, commented: "We are making good progress with the US$14.4 million exploration program we announced in December 2007. The focus of the in-fill drilling program has, at a cost of US$2.2 million, been to upgrade our resources from the Inferred to Measured and Indicated Categories. The remaining 10,000 ft to complete the underground in-fill drilling program will be completed during the second half of 2008. The focus will then shift to the planned US$4.5 million program to determine the strike and depth extent of the mineralisation."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for the Company and a qualified person, has reviewed this news release on behalf of Great Basin Gold. For information on analytical procedures, see the Great Basin Gold Ltd. News Release of June 23, 2008 available on the Company's website.

/Signed/
Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services at:

Tsholo Serunye in South Africa 27 (0) 11 884 1610
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note Concerning Estimates of Inferred Resources
This press release uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize "inferred resources". "Inferred resources'"have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table of Assay Results - July 2008

Vein System	Drill Hole ID			Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Clementine	HDB-202	241.0	245.8			4.8	4.8	0.53	18.2	1.44	49.2
				241.0	244.0	3.0	3.0	0.25	8.4	ND	ND
				244.0	245.8	1.8	1.8	1.00	34.5	3.83	131.3
		358.0	358.5			0.5	0.5	1.07	36.6	5.43	186.0
Clementine	HDB-203	150.0	150.5			0.5	0.5	0.48	16.4	ND	ND
		161.5	162.0			0.5	0.5	2.24	76.7	ND	ND
Clementine	HDB-204	259.0	260.5			1.5	1.1	0.78	26.7	0.36	12.3
		326.0	328.0			2.0	1.5	1.06	36.3	0.97	33.2
Clementine	HDB-205	No Significant Intercepts
Clementine	HDB-206A	115.5	116.5			1.0	0.6	0.26	8.9	0.50	18.0
		198.0	199.4			1.4	0.8	0.10	3.5	0.20	6.0
Clementine	HDB-207	269.2	281.5			12.3	8.7	0.22	7.5	0.50	16.4
				269.2	269.9	0.7	0.5	0.44	15.3	0.80	26.0
				269.9	274.0	4.1	2.9	0.13	4.5	0.70	23.0
				274.0	275.0	1.0	0.7	0.21	7.1	0.20	7.0
				275.0	280.0	5.0	3.5	0.22	7.7	0.40	13.0
				280.0	281.5	1.5	1.1	0.33	11.5	0.30	11.0
Clementine	HDB-208	175.0	180.0			5.0	4.9	0.25	8.7	1.10	37.0
		251.0	251.4			0.4	0.4	0.25	8.4	0.70	25.0
		478.0	478.8			0.8	0.8	1.09	37.1	3.40	116.0
		631.0	636.0			5.0	4.9	0.18	6.1	ND	ND
		768.5	769.7			1.2	1.2	0.16	5.6	0.20	7.0
		854.0	855.9			1.9	1.9	0.05	1.8	ND	ND
Gwenivere	HDB-209	223.5	224.0			0.5	0.4	0.10	3.3	0.30	10.0
		280.0	281.7			1.7	1.5	0.12	4.1	4.20	145.0
Gwenivere	HDB-210	No Significant Intercepts
Gwenivere	HDB-211	No Significant Intercepts
Gwenivere	HDB-212	No Significant Intercepts
Geotechnical	HDB-213	Geotechnical Drill Hole
Gwenivere	HDB-214	438.0	448.3			10.3	8.9	0.50	17.2	1.00	34.5
				438.0	440.5	2.5	2.2	0.11	3.9	ND	ND
				440.5	443.5	3.0	2.6	1.41	48.2	3.20	111.0
				443.5	444.5	1.0	0.9	0.03	0.8	0.10	5.0
				444.5	446.2	1.7	1.5	0.20	6.8	ND	ND
				446.2	447.0	0.8	0.7	0.08	2.7	ND	ND
				447.0	448.3	1.3	1.1	0.18	6.1	0.40	13.0
Gwenivere	HDB-215	No Significant Intercepts
Gwenivere	HDB-216	No Significant Intercepts
Gwenivere	HDB-217	122.0	126.8			4.8	3.1	0.14	4.9	0.20	7.0
		158.3	161.0			2.7	1.7	0.42	14.3	2.00	70.0
Gwenivere	HDB-218	122.6	127.3			4.7	4.5	0.43	14.7	52.30	1789.0
				122.6	123.4	0.8	0.8	0.16	5.4	15.20	521.0
				123.4	126.0	2.6	2.5	0.58	19.9	71.00	2430.0
				126.0	127.3	1.3	1.2	0.29	9.9	37.90	1300.0

Vein System	Drill Hole ID	Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (opt)	Au (opt)	Au (opt)	Au (opt)
Gwenivere	HDB-218	139.3	142.6			3.3	3.1	0.19	6.5	2.20	76.0
		147.0	148.3			1.3	1.2	0.30	10.2	0.70	25.0
		169.3	170.8			1.5	1.4	0.84	28.9	32.20	1105.0
		285.0	286.5			1.5	1.4	0.63	21.6	1.80	63.0
Gwenivere	HDB-219	135.9	140.2			4.3	4.2	1.62	55.4	1.30	46.0
		161.0	163.3			2.3	2.3	0.12	4.3	3.70	126.0
		187.3	202.0			14.7	14.5	0.53	18.1	0.24	8.1
				187.3	189.0	1.7	1.7	0.72	24.5	0.10	5.0
				189.0	191.0	2.0	2.0	0.30	10.4	ND	ND
				191.0	193.0	2.0	2.0	1.54	52.8	0.50	18.0
				193.0	194.0	1.0	1.0	0.41	14.2	ND	ND
				194.0	196.6	2.6	2.6	0.68	23.4	0.50	16.0
				196.6	202.0	5.4	5.3	0.13	4.4	0.20	6.0
Gwenivere	HDB-220	697.3	698.5			1.2	1.0	0.25	8.7	0.50	17.0
Gwenivere	HDB-221	182.0	183.0			1.0	0.6	0.13	4.4	10.30	354.0
Gwenivere	HDB-222	232.6	233.7			1.1	0.5	0.14	4.7	ND	ND
		241.8	243.1			1.3	0.6	0.19	6.5	0.30	11.0
Gwenivere	HDB-223	244.0	247.0			3.0	2.6	0.14	4.9	0.90	32.0
Gwenivere	HDB-224	No Significant Intercepts
Clementine	HDB-225	226.9	229.9			3.0	2.1	0.30	10.3	4.90	168.0
		300.5	305.0			4.5	3.2	0.19	6.4	0.50	16.0
Clementine	HDB-226	195.2	196.3			1.1	1.0	0.25	8.4	13.20	452.0
Clementine	HDB-227	176.6	179.1			2.5	2.4	1.01	34.5	31.00	1060.0
Clementine	HDB-228	163.0	163.8			0.8	0.8	0.21	7.2	2.10	72.0
		191.6	193.5			1.9	1.9	12.35	424.0	62.10	2130.0
		332.8	336.0			3.2	3.2	5.92	204.2	18.23	1679.8
				332.8	333.7	0.9	0.9	15.65	536.0	54.10	1855.0
				333.7	336.0	2.3	2.3	0.66	22.8	4.20	144.0
		528.9	529.5			1.0	1.0	11.40	391.0	7.20	245.0
		749.0	749.9			0.9	0.9	0.66	22.6	1.90	65.0
Clementine	HDB-229	125.3	130.8			5.5	5.3	0.38	13.1	0.56	19.3
				125.3	130.3	5.0	4.8	0.40	13.7	ND	ND
				130.3	130.8	0.5	0.5	0.22	7.5	5.90	204.0
		141.5	143.0			1.5	1.4	0.31	10.6	0.30	9.0
		168.6	169.2			0.6	0.6	0.41	14.2	2.00	68.0
		191.8	193.1			1.3	1.3	1.13	38.8	35.70	1225.0
		303.2	303.7			0.5	0.5	0.62	21.4	1.70	59.0
		327.9	328.8			0.9	0.9	3.72	127.5	11.30	389.0
		330.0	330.9			0.9	0.9	0.47	16.0	1.90	66.0
Clementine	HDB-230	177.3	179.1			1.8	1.6	0.15	5.2	1.40	46.0
		208.0	210.1			2.1	1.8	1.64	56.2	8.20	283.0
		352.6	354.2			1.6	1.4	0.34	11.6	2.27	80.0
				352.6	353.5	0.9	0.8	0.38	12.9	3.60	123.0
				353.5	354.2	0.7	0.6	0.29	9.8	0.50	17.0
Clementine	HDB-231	258.0	259.0			1.0	0.7	0.35	12.2	0.40	14.0
		263.2	265.7			2.5	1.8	1.25	42.6	2.00	68.0

More information is available on the Company's website, www.grtbasin.com.